UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C/A: Offering Statement
☐   Form C-U: Progress Update
Form C/A: Amendment to Offering Statement: Amendment to Subscription Agreement
       Check box if Amendment is material and investors must reconfirm within five business
       days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Brookwood Estates LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
California

Date of organization
February 15, 2022

Physical address of issuer
2270 Douglas Blvd, Suite 101, Roseville, CA 95661

Website of issuer
https://www.bianchi-tillettdevelopers.com/

Name of intermediary through which the Offering will be conducted
ChainRaise LLC
CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
Bank Vista

Type of security offered
Preferred Units of Membership Interest

Target number of Securities to be offered
100 Preferred Units

Price (or method for determining price)
$1,000.00

Target offering amount (Minimum)
$100,000.00

Oversubscriptions accepted:
Yes
☐   No
Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
Other: on a Pro-rata basis

Maximum offering amount (if different from target offering amount)
$4,500,000.00

Deadline to reach the target offering amount
December 15, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees

Brookwood Estates LLC has no employees as it is a partnership set up for the purpose of building out a subdivision lead by the developer, Bianchi Tillett Developers, Inc.

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,774,743.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$537,684.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$19,078.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income (Loss)	($19,078.00)	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 26, 2024

Form C/A

Up to $4,500,000.00

Brookwood Estates LLC

a company of:



Preferred Units of Members Interest

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Brookwood Estates LLC , a California limited liability company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Preferred Units of Members Interest of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $4,500,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $1,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Chainraise (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$50.00	$950.00
Aggregate Minimum Offering Amount	$100,000.00	$5,000.00	$95,000.00
Aggregate Maximum Offering Amount	$4,500,000.00	$225,000.00	$4,275,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.bianchi-tillettdevelopers.com/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is March 26, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS Form C/A ENTITLED "RISK FACTORS."

 THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS Form C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS Form C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS Form C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANK VISTA ,THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT’S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.bianchi-tillettdevelopers.com/

The Company must continue to comply with the ongoing reporting requirements until:
1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Brookwood Estates LLC (the "Company") is a California limited liability company, formed on February 15, 2022.

The Company is located at: 2270 Douglas Blvd, Suite 101, Roseville, CA 95661

The Company's website is https://www.bianchi-tillettdevelopers.com/.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

The Business
Brookwood Estates LLC was formed with the intent of the developer to build seventeen semi-custom single family homes on half acre lots. The homes will range between 2,700 to 3,500 sq ft with the option to add an ADU (additional dwelling unit) that will compromise of 750 sq. ft.

The Property
The property is located in Roseville, CA which is on the outskirts of Sacramento, CA. Completion time is 15 to 24 months. The floorplans have been approved by the city and county and project is ready to break ground after majority capital raise is achieved.

The Offering

Minimum amount of Preferred Units of Membership Interests being offered	100
Total Preferred Units of Membership Interests outstanding after Offering (if minimum amount reached)	100
Maximum amount of Preferred Units of Membership Interests	4,500
Total Preferred Units of Membership Interests outstanding after Offering (if maximum amount reached)	4,500
Purchase price per Security	$1,000.00
Minimum investment amount per investor	$1,000.00
Offering deadline	December 15, 2024
Use of proceeds	See the description of the use of proceeds on a page below hereof.
Voting Rights	See the description of the voting rights on a page below hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized under the laws of California on February 15, 2022. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Paul Bianchi who is the CEO, President, and Secretary of the Company. Paul Bianchi is also the CEO and President of Bianchi-Tillett Developers, Inc., a California corporation. Bianchi-Tillett Developers, Inc. serves as the manager of Brookwood Estates LLC. The Company has a full team on board that handles day to day operations, including Michael Moreland, Vice President of Construction. The loss of Paul Bianchi could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Paul Bianchi in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Paul Binachi dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate asset.

Uninsured losses may adversely affect our business.

We, or in certain instances, tenants of our properties, carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. [Further, certain properties are located in areas that are subject to earthquake activity and floods. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, we have elected to obtain insurance coverage for "certified acts of terrorism" as defined in the Terrorism Risk Insurance Act of 2002, as amended and reauthorized to date; however, our policies of insurance may not provide coverage for other acts of terrorism. Any losses from such other acts of terrorism might be uninsured. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

Inflation or deflation may adversely affect our results of operations and cash flows.

Increased inflation could have an adverse impact on interest rates, property management expenses and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Conversely, deflation could lead to downward pressure on rents and other sources of income without an accompanying reduction in our expenses. Accordingly, inflation or deflation may adversely affect our results of operations and cash flows.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-

Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor   attestation   requirements.

Risks Related to the Securities

The Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Membership Interests. Because Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Membership Interests may also adversely affect the price that you might be able to obtain for the Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company is owned by a single owner.

Prior to the Offering, the Company's current owner, Bianchi-Tillett Developers, LLC,, a California limited liability company, owns 100.00% of the Company. Bianchi-Tillett Developers, LLC is owned 100.00% by Paul Bianchi. Subject to any fiduciary duties owed to our other owners or investors under California law, the owner (including Paul Bianchi, as an individual) may be able to exercise significant influence over matters requiring owner approval, including the election of officers or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the owner could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and ownership proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.

Owners of Securities do not have pre-emptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial .

Limitation of Manager's Liability.

The Company's Amended and Restated Limited Liability Company Operating Agreement provides that the Manager and the Company's Members, agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by a court or arbitration panel to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. This indemnification does not apply to gross negligence, bad faith, intentional misconduct or intentional material breach of the Amended and Restated Limited Liability Company Operating Agreement. Therefore, a Purchaser may have a more limited right of action against the Manager than would be available if these provisions were not contained in the Company's Amended and Restated Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management.

The Manager has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under California law. Please consult the Amended and Restated Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks.

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.
Audit by Internal Revenue Service.

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS Form C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Brookwood Estates LLC is a company that develops land and builds subdivisions and custom homes. Paul Bianchi (through Bianchi-Tillett Developers LLC) created Brookwood Estates LLC to build out a subdivision in Roseville, California that will consist of seventeen homes. Some of these homes will have ADU's as California is under a housing shortage crisis and allowing homeowners to build ADU's on their properties. Bianchi-Tillett Developers, Inc. will act as the Manager of the Company to develop the land, streets, utilities and the homes. The Company already has financing approved through a lender. The lender is Anchor Loans.

Description of the Property

The land used for the subdivision was acquired in February 2022. Since the land was acquired, Bianchi-Tillett Developers, Inc. has spent time working with architects, engineers, and the city to obtain permits and floor plan approvals. The project is now needing to complete capital raise before beginning construction.

Property Manager

Bianchi-Tillett Developers, Inc. will manage the Brookwood Estates LLC development as the Manager of the Company. Paul Bianchi, the President and CEO of Bianchi-Tillett Developers, Inc., has over 30 years of experience in the construction industry and has many connections in obtaining the most competitive pricing and a team that can work efficiently to complete the homes in a timely manner.

Property Revenue

Brookwood Estates LLC will pay an 8% annual preferred return upon the completion and sell out of all the properties in the subdivision along with providing a 40% equity ownership to investors in the Company. This project is expected to sell out within two years or less due to the housing shortage California is experiencing. Sacramento/Roseville area is one of the most desired cities to live in in California.

Property Condition

Currently the property only exists of land and has a final map ready. The property is ready for construction as soon as capital raise has materially kicked off.

Financing

The land was purchased for $1,500,000.00. Of this amount $1,000,000.00 was paid in cash and the remainder of $500,000.00 is financed through a note payable to the seller of the land.

Tenants

None -Development phase

Business Plan

Bianchi Tillett Developers, Inc., an affiliate owned 100% by Paul Bianchi, is leading the Brookwood Estates LLC project as the Manager of the Company. The Company has prepared three floor plans which the city has already signed off on. The Company has also invested resources in getting final maps ready through structural engineering, civil engineering, and architects. The land is now ready to be developed and construction to begin. The plan is to raise capital and use those funds initially to finance the project. Then, the plan is to use the pre-approved loan through a lender to complete construction. The construction will begin once capital raise is complete. It will take between 15-24 months to complete the seventeen homes. Most homes will likely sell out prior to construction. Returns will be paid to investors upon sell-out and completion of construction. After this subdivision is complete, the entity will be dissolved. The investment term will be anywhere from 15-24 months. Expected returns will range from 14.5% - 18.5%.

History of the Business

The Company's Products and/or Services
The Company is in the business of developing raw land ready for residential use, building custom homes, building subdivisions, and various other projects that include construction. Bianchi-Tillet Developers, Inc. provides the Company with a one stop shop that includes a team of drafters, construction supervisors, and an interior design gallery for clients to make selections from.

Describe any anticipated products/services being developed/tested and their markets, and if they will completed or introduced using the proceeds of the offering

No other products or services are anticipated to be developed or tested in the ordinary course of business.

Competition

The Company's competition are other home builders in the area, both custom home developers and mass residential developers. The Sacramento area is the number one desired location to move to in California due to its appeal, location, and affordability when compared to Southern California. California is facing a severe housing shortage which mitigates the impact of competition.

Supply Chain and Customer Base

The Company has a large network of vendors to work with which allow for the various components of home construction. The Company has built relationships over three generations which have allowed the Company to have the most advantageous pricing and timing advantages.

Intellectual Property

Trademarks

None

Governmental/Regulatory Approval and Compliance

We are not subject to any special government regulations, other than building industry regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is operated by the following managing entity as the Manager, with Paul Bianchi, as the 100% owner:

Name	Description	Years in business	Management fee
Bianchi-Tillett Developer Inc.	Affiliate / Manager	10+	N/A

Other

The Company's principal address is 2270 Douglas Blvd, Suite 101, Roseville, CA 95661

The Company has the following additional addresses: None

The Company conducts business in: California

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$5,000.00	5%	$225.000.00
Estimated Attorney Fees	0%	$0.00	0%	$0.00
Estimated Accountant/ Auditor Fees	0%	$0.00	0%	$0.00
General Marketing	0%	$0.00	0%	$0.00
Research and Development	0%	$0.00	0%	$0.00
Future Wages	0%	$0	0%	$0.00
Payment of Debt	0%	$0	11.11%	$500,000.00
Return of Capital	0%	$0	11.11%	$500,000.00
General Working Capital	95%	$95,000.00	72.78%	$3,275,000.00
Total	**100.00%**	**$100,000.00**	**100.00%**	**$4,500,000.00**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Upon the company's discretion.

MANAGERS, OFFICERS AND EMPLOYEES

Officers and Managers

The managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Paul Bianchi, as President and CEO of
Bianchi-Tillett Developers, Inc., a California corporation,
as Manager of the Company

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Paul Bianchi is the 100.00% owner, and President and CEO of, Bianchi-Tillett Developers, Inc., which is an affiliate and Manager of Brookwood Estates LLC. Paul started the company in 2003 and is a third-generation contractor. He started his career in the construction industry with his grandfather's company before working for his father's business. After gaining experience in construction trades and business, Paul established his own business and guided the growth of two large companies specializing in multiple construction. He has been developing properties and building luxury homes for twenty five years. Paul prides himself on forging enduring relationships with clients and partners through thoughtful design, passion for craftsmanship, open communication, within budget, on time and a commitment to excellence.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Summary
Successful entrepreneur with over 30 years' experience in the construction industry. Paul secured his first contractor license in 1998 and launched a new construction plumbing company providing services to home builders in both Northern California and Nevada. After the 2009 construction downturn, Paul changed his focus to energy savings for residential homeowners, launching a solar sales and installation company. After selling that company in early 2018, Paul began consulting for multiple sub-contractors and home builders. During all these business ventures he continually built custom homes with business partner Bill Tillett.

Education
Obtained California State Contractors License in 1997 after completing a four year accredited Union Apprenticeship program through Local 447 from years 1986-1990

Experience

Owner/Founder, 05/2003 to Present
Bianchi-Tillett Developers, Inc.
• Lead construction of custom and commercial home building
• Build and retain relationships with various vendors to allow for construction efficiencies and bottom line savings

Owner/Consultant, 02/2018 to Present
Pacific Coast Consultancy – www.PacificCoastConsultancy.com
• Implement proactive tailored solutions to help small businesses by compiling strategic programs to build and accelerate sales.
• Specialize in new growth management, assisting businesses in reaching and far exceeding their goals.

CEO/Founder, 07/2010 – 02/2018
Syntrol - Syntrol Solar, Incorporated
• Founded company with a vision of offering a portfolio of energy efficient products and services throughout California.
• Built company to exceed $30 million in annual net sales, employing and contracting more than 275 people in offices throughout Northern California.
• Accomplished company mission to be a full-service solar provider dedicated to providing residential and commercial clients with the best and most affordable solar solutions available, carefully selecting solar panel technologies that provide consistent benefits and trouble-free operation year after year.

CEO/Founder, 03/1997 – 07/2009
Bianchi Plumbing, Inc
• Led company while acting simultaneously in the capacities of CEO, COO and VP of Sales.
• Through a uniquely powerful combination of leadership, industry relationships, vision, and drive, built the profitable plumbing company to employ over 300 individuals

Education
CSLB License # 745539 / Classifications: B General & C-36

Officers

Name
Michael Moreland - VP of Construction

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Michael Moreland specializes in advocating as an owner's representative and construction management professional. With 18 years' experience he has a talent for identifying and capitalizing on cost elimination opportunities. His experience spans from luxury residential, subdivisions, commercial office spaces, healthcare clinics, and religious institutions. He has successfully directed two $35M+ projects to completion, orchestrated construction of four buildings totaling 236k SF, built the 2016 winner of the Best Government/Public Building award from ERN Northwest, saved roughly $1.25M+ in project costs. With a keen eye for detail and design processes, he is involved in the projects every step of the way.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vice President of Construction ▪ Bianchi-Tillett Developers — Roseville, CA   04/2022-present
Project Manager / Construction Manager ▪ Kleinfelder Construction Services – Rancho Cordova, CA, 04/2021-04/2022
Construction Project Director & Owner's Representative ▪ M2 Development, LLC – Rocklin, CA, 01/2017-02/2021

Education

B.S., Business Administration (Int'l Business Emphasis) – La Sierra University — Riverside, CA
  ▪ Graduated 2002

Indemnification

Indemnification is authorized by the Company to the Manager, members, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence, bad faith, intentional misconduct or intentional material breach of the Amended and Restated Limited Liability Operating Agreement, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees under Brookwood Estates LLC but the majority owner of this entity is Bianchi-Tillett Developers, LLC, which is owned 100% Paul Bianchi. Paul Bianchi is also the sole shareholder of Bianchi-Tillett Developers, Inc., who is the Manager of the Company managing the project and developing the subdivision for Brookwood Estates LLC. Bianchi-Tillett Developers, Inc. has a full team on board that handles day to day operations and a complete construction and construction management team.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership Interest (Common Units)
Amount outstanding	100.00%
Voting Rights	Pro-Rata Voting Rights
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	No Limits
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	None

Short-Term Debts

The Company has the following short-term debt outstanding: $500,000.00 is financed through a note payable to the seller of the land.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is based on the targeted selling price of $21,300,000.00 less the construction loan debt of approximately $13,300,000.00. See Financial Information Section below for breakout.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by Bianchi-Tillet Developers, LLC, a California limited liability company, which is owned 100% by Paul Bianchi.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Bianchi-Tillet Developers, LLC (owned 100.00% by Paul Bianchi)	100.00%

Following the Offering, the Purchasers will own 1.45% of the Company if the Minimum Amount is raised and 40.00% if the Maximum Amount is raised, in addition to return of capital contributed and preferred return.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

To date, funding has been received from various investors which were used to acquire the land and for the operating expenses for various service providers. The land was purchased for $1,500,000.00 on which there is a $500,000.00 note payable.

After the offering, we should have enough liquidity to execute our business plan for 2023-2025. Our main challenge is to raise capital, construct and sell the property.

The Company intends to achieve profitability within the next 12 months by taking the following steps:
- Raising Capital
- Building and pre-selling homes

It is important to note that Brookwood Estates LLC is owned 100% by Bianchi-Tillett Developers, LLC, a California limited liability company, and the Manager of the Company is Bianchi-Tillett Developers, Inc., a California corporation, which is owned 100% by Paul Bianchi. Bianchi-Tillett Developers, Inc. will manage the construction, and provide the employees and vendors to build out the subdivision.

Currently, Bianchi-Tillett Developers, LLC, a California limited liability company owned 100.00% by Paul Bianchi, owns 100.00% of Brookwood Estates LLC. Once the maximum amount of capital raise has been achieved, Bianchi-Tillett Developers, LLC will reduce its ownership by 40.00%.

Investors will receive a 40.00% ownership or equivalent to $4,500,000.00 which is the maximum capital raise desired. Investors will also receive an 8% annual preferred return on adjusted capital. All returns will be paid upon the sale of one hundred percent (100%) of properties of the subdivision - no returns will be paid until all properties are sold.

The investor returns are projected to be paid out in less than 24 months of closing out the capital raise. The internal rate of return will be in the range of 14.50% to 18.50% depending on how quickly the close out will occur.

The total project is estimated to cost $17,700,000.00 to build out of which $4,500,000.00 will come from investor capital. The remainder will be financed through a bank. The Company already has loan approval.

The total sales price of the homes are projected to be $21,300,000.00. The proceeds will go towards paying off the lender, returning investor capital, paying preferred returns, and profit split of 40.00% will go to the investors. The net profit is estimated to be $3,600,000.00

Liquidity and Capital Resources

The Company does not have any additional sources of capital other than the proceeds from the Offering and the construction debt. If the Manager deems that additional capital is needed, the Company will first delay paying back any profits it owes to the Members, then (if needed) borrow money from banks or other outside lenders as short-term financing. If additional capital is still needed, the Company will seek financing from the Members for any cash flow shortages, which will be paid back before the Company makes any distributions of profits at a 10% per annum rate of return (or the maximum allowed under applicable law).

Capital Expenditures and Other Obligations

The majority of the funds raised will be used for property development costs and expenses for the project.

The Company intends to bring on additional personnel by hiring both independent contractors and full time employees as necessary for completion of the subdivision at Brookwood Estates (post raise/revenue).

Material Changes and Other Information

The Company does not intend to make any material changes to its business operations in the near future.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 40% of equity for up to $4,500,000.00 in Membership Interests. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 7, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $4,500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a Pro-rata basis .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Bank Vista until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the

Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through ChainRaise, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees

5.0% of the amount raised

Stock, Warrants and Other Compensation

None

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities

The Securities

We request that you please review our organizational documents and Amended and Restated Limited Liability Operating Agreement of the Company (the "Operating Agreement") in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 6,750 Common Units and 100 Preferred Units membership interests outstanding.

Distributions

After paying expenses and establishing appropriate reserves, and before all the properties of the subdivision are sold, the Company will not make distribution of profits to the holders of the Securities or "Preferred"Units". As soon as reasonably practicable, after 100% of the properties of the subdivision subject to the project are sold, distributions are required to be made. Distributions for non-tax purposes (see below for tax distributions) are paid (a) first, to Preferred Members pro-rata based on the number of Preferred Units held until each Preferred Member has received a cumulative, but not compounded, preferred dividend of 8% per annum of the average daily balance of the aggregate adjusted capital contributions of Preferred Members, (b) second, 40% to Preferred Members pro-rata based on the number of Preferred Units held, and 60% to the holders of Common Units pro-rata based on the number of Common Units held.

Distributions for tax purposes, if any (determined in the Manager's sole and absolute discretion based on cash flow), are made based on available cash and the amounts are determined by calculating a Member's tax liability, subtracting from that amount any losses, and the resulting distributed amount is treated as an advance distribution to the Member, subject to cash flow of the Company.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account, including Preferred Members. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions

The holders of Preferred Units are not required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Preferred Units will be able to transfer their Membership Interests with the approval of Bianchi-Tillett Developers, LLC. Furthermore, they may transfer their Membership Interests to a revocable living trust for his or her spouse, his or her issue, or any combination thereof, provided and for so long as such Preferred Member is a settlor and a trustee of such trust, and to an affiliate of a Preferred Member and another Preferred Member, under certain circumstances. All transfers of Membership Interests are subject to state and federal securities laws.

Withdrawal

No Member may withdraw from the Company, except as a transfer of the Membership Interests in accordance with the permissions and limitations set forth in the Operating Agreement. The Company is not required to make payments to a holder of Membership Interests after the transfer of Membership Interests of the Company.

Voting and Control

The Preferred Units of these Securities have voting rights regarding all matters required by law that may not be waived, or expressly permitted in Section 4.6 of the Operating Agreement. Preferred Members do not have any other voting rights, and the owner of 100.00% of the Common Units, Bianchi-Tillet Developers LLC, has all remaining voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor, or in connection with the death or divorce of the Investor if the transfer is made to a family member of the Investor. "Member of the family" as used herein means a child, grandchild, spouse or spousal equivalent, or any other lineal descendants of the Investor, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

None.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS Form C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Bianchi-Tillett Developers, LLC contributed development costs in the amount of $256,137.00 and real property in the amount of $1,000,000.00, for a total contribution to the Company of $1,256,137.00. As indicated by the use of proceeds table above, if the maximum offering is received, $500,000.00 of the total $1,256,137.00 will be paid to Bianchi-Tillett Developers, LLC as a return of capital.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Brookwood Estates LLC
(Issuer)

Paul Bianchi
(By)

President and CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s Paul Bianchi
(Signature)

Paul Bianchi
(Name)

President and CEO
(Title)

March 28, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Subscription Agreement
Exhibit C   Video Transcription

EXHIBIT A

Financial Statements

BROOKWOOD ESTATES, LLC
FINANCIAL STATEMENTS

As of March 31, 2023

Brookwood Estates, LLC

Audited Financial Statements

As of March 31, 2022 and 2023

Index to Audited Financial Statements



INDEPENDENT AUDITOR'S REPORT

October 20, 2023

The Board of Directors

Brookwood Estates, LLC

3771 PFE Road, Roseville

California, 95747

REPORT ON FINANCIAL STATEMENTS

We have audited the accompanying balance sheet of Brookwood Estates, LLC as of March 31, 2022 and 2023 and the related statements of operations, changes in net equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted the audit in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we express no such opinion.

3



INDEPENDENT AUDITOR'S REPORT (CONTINUED)

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements is also executed.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookwood Estates, LLC as of March 31, 2022 and 2023 and the results of operations, changes in net equity, and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
Oct. 20, 2023

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
cpa@cfaudits.com

4

Brookwood Estates, LLC

Balance Sheet Statement

As of March 31, 2022 and 2023

ASSETS	March 2022	March 2023
Total Current Assets	-	-
Land	-	1,500,000
Projects Under Development	-	274,743
Total Non-Current Assets	-	**1,774,743**
TOTAL ASSETS	-	**1,774,743**
LIABILITIES AND EQUITY		
Accounts Payables	-	9,082
Payables to Related Parties	-	28,602
Loan	-	500,000
Total Current Liabilities	-	**537,684**
Total Liabilities	-	**537,684**
NET EQUITY	-	**1,237,059**
TOTAL LIABILITIES AND EQUITY	-	**1,774,743**

The accompanying notes are an integral part of these financial statements

5

Brookwood Estates, LLC

Income Statement

As of March 31, 2022 and 2023

	March 2022	March 2023
Total Revenues		-
Operating Expenses		
Legal Expenses	-	19,063
General and Administrative Expenses	-	15
Total Operating Expenses	-	**19,078**
Net Income (Loss)	-	**19,078**

The accompanying notes are an integral part of these financial statements

6

43

Brookwood Estates, LLC

Statement of Changes in Equity

As of March 31, 2022 and 2023

	Contributions	Earnings	Equity Balance
Equity Opening Balance as of April 1, 2022	-	-	-
Capital Contribution as of March 31, 2023	1,256,137	-	1,256,137
Net Profit as of March 31, 2023	-	(19,078)	1,237,059
Equity Ending Balance as of March 30, 2023	**1,256,137**	**(19,078)**	**1,237,059**

The accompanying notes are an integral part of these financial statements

7

Brookwood Estates, LLC

Statement of Cash Flow

As of March 31, 2022 and 2023

OPERATING ACTIVITIES	March 2022	March 2023
Net Income (Loss)	-	(19,078)
Adjustments to Reconcile Net Income to Net Cash provided by operations:		
Increase in Accounts Payables	-	37,684
Net cash from operating activities	**-**	**18,606**
Cash Used by Investing Activities		**-**
Land	-	(1,500,000)
Project Under Development	-	(274,743)
Net Cash Provided by Investing Activities	**-**	**(1,774,743)**
Cash Provided by Financing Activities		**-**
Capital Contributions	-	1,256,137
Loan	-	500,000
Net Cash Provided by Financing Activities	**-**	**1,756,137**
NET CASH INCREASE (DECREASE) FOR PERIOD	**-**	**-**
Cash at the beginning of the period	-	-
CASH AT END OF PERIOD	**-**	**-**

The accompanying notes are an integral part of these financial statements

8

45

Brookwood Estates, LLC

Notes to the Financial Statements

As of March 31, 2023

1. DESCRIPTION OF THE BUSINESS

Brookwood Estates, LLC (the company) was formed as a limited liability company pursuant to the Articles of Organization filed with the Secretary of State of the State of California on February 15, 2022. The company is an affiliate to Bianchi-Tillett Developers specialized in the construction and development of real estates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company's inception.

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

Brookwood Estates, LLC

Notes to the Financial Statements (Continued)

As of March 31, 2023

3. PROJECT UNDER DEVELOPMENT

The company is capitalizing all the direct expenses paid to develop the project into this account, those direct expenses including, and not limited to, the construction design costs, the excavation costs, the materials and construction costs, etc.

The projects under development will be closed into the proper asset account upon completion of the project, which will determine the book value of the asset.

4. NET ASSETS AND RELATED PARTIES LIABILITIES

The company net assets represent the difference between the assets and the liabilities, which includes the owners and investors' contribution to the company and its result of operations. As of March 31, 2023, the company received $1,256,137 contributions from various investors which were used to acquire the land and for the operating expenses for various service providers.

In addition to that, the related party liabilities are for the payments funded by the company affiliate to run its operations, such as contractors and vendors expenses, those liabilities shall be paid based on the company availability of cash and ability to pay its debts.

10

EXHIBIT B

Subscription Agreement


Brookwood Estates LLC
SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.


Brookwood Estates LLC
Attn: Paul Bianchi
2270 Douglas Blvd, Suite 101, Roseville
CA 95661

Ladies and Gentlemen:

I commit and subscribe to purchase from Brookwood Estates LLC, a California Limited Liability Company   (the "Company") "Preferred Units of Membership Interest" in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the Preferred Units of Membership Interest subscribed to hereby shall be issued to me in the form of.

With respect to such purchase, I hereby represent and warrant to you that:

1   Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2   Subscription.

   a. I hereby subscribe to purchase the number of Preferred Units of Membership Interests set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Preferred Units of Membership Interests subscribed.

   Principal Amount of Preferred Units of Membership Interests .... (1)

    (1) A minimum purchase of $1,000 , is required for individual investors. Amounts may be subscribed for in $1,000 increments.

   b. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.


1


3   Representations of Investor.

In connection with the sale of the Preferred Units of Membership Interests to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the Form-C, dated on or about January 17, 2024, (the "Form-C"), relating to the offering of the Preferred Units of Membership Interests.

a. I have carefully read the Form-C, including the section entitled "Risks Factors", and have relied solely upon the Form-C and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Preferred Units of Membership Interests.

b. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the of the Company and review all the documents described in the Form-C and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Form-C.

c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Preferred Units of Membership Interests, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Preferred Units of Membership Interests).

d. I understand that an investment in the Preferred Units of Membership Interests is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Preferred Units of Membership Interests. I can bear the economic risk of an investment in the Preferred Units of Membership Interests for an indefinite period of time and can afford a complete loss of such investment.

e. I understand that there may be no market for the Preferred Units of Membership Interests, that there are significant restrictions on the transferability of the Preferred Units of Membership Interests and that for these and other reasons, I may not be able to liquidate an investment in the Preferred Units of Membership Interests for an indefinite period of time.

f. I have been advised that the Preferred Units of Membership Interests have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

g. I understand that I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

h. I understand that capital contributions to the Company will not be returned after they are paid.

4 Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Preferred Units of Membership Interests (ii) the purchase of the Preferred Units of Membership Interests is a long-term investment, (iii) the transferability of the Preferred Units of Membership Interests is restricted, (iv) the Preferred Units of Membership Interests may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Preferred Units of Membership Interests.

b. I represent and warrant that I am purchasing the Preferred Units of Membership Interests for my own account, for long term investment, and without the intention of reselling or redistributing the Preferred Units of Membership Interests. The Preferred Units of Membership Interests are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Preferred Units of Membership Interests. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Preferred Units of Membership Interests in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Preferred Units of Membership Interests and for which the Preferred Units of Membership Interests were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the Preferred Units of Membership Interests by me (i) may require the consent of the of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

5   Additional Representations of Investor.

In connection with the sale of the to me, I further represent and warrant to the Company as follows:

    a. Individual Investor Only. I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the . The Subscription Agreement and the are my legal, valid and binding obligations, enforceable against me in accordance with their respective terms.

    b. Entity Investor Only. The undersigned is a duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the and to subscribe for and purchase the subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance and authorization to purchase the as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement and the by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

    c. I desire to invest in the for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the are derived from legitimate and legal sources, and neither such funds nor any investment in the (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the .

    If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

    d. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

    e. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the to me, and the would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the .

    f. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the to me.

    g. I acknowledge and agree that any approval or consent of a holder required under the may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

6   Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. **Accredited Investor – Individuals.** I am an INDIVIDUAL and:

❏   i.   I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

❏   ii.   I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

❏   iii.   I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

❏   iv.   I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[2]

❏   v.   I am a director or executive officer of Brookwood Estates LLC

[2] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:

❏   i.   The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

❏   ii.   The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

❏   iii.   The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

❏   iv.   The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

❏   v.   The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

❏   vi.   The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

❏   vii.   The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

❏   (1)   the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

❏   (2)   the employee benefit plan has total assets in excess of $5,000,000; or

❏   (3)   the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

❏   viii.   The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

❏   ix.   The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Common Stock and one or more of the following is true (check one or more, as applicable):

❏   (1)   an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

❏   (2)   a corporation;

❏   (3)   a Massachusetts or similar business trust;

6 Investor Qualifications.

    ❏   (4) a partnership; or

    ❏   (5) a limited liability company.

❏   The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring Common Stock and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Common Stock.

❏ xi.   The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

❏ xii.   The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

❏ xiii.   The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

❏ xiv.   The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

❏ xv.   The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000

❏ xvi.   The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

❏ xvii.   The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

❏ xviii. The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. **Non-Accredited Investors.**

❏   The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor; that the information regarding my income, networth and outside investments provided to the portal are true and correct.

7 Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Preferred Units of Membership Interests. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with California law without regard to the principles regarding conflicts of law.

SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____ Dated: _____

_____ _____
Signature   Signature of Second Individual, if applicable

_____ _____
Name (Typed or Printed)   Name (Typed or Printed)

_____ _____
Social Security Number   Social Security Number

_____ _____
Telephone Number   Telephone Number

_____ _____
Residence Street Address   Residence Street Address

_____ _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)   (Must be same state as in Section 1)

_____ _____
Mailing Address   Mailing Address
(Only if different from residence address)   (Only if different from residence address)

_____ _____
City, State & Zip Code   City, State & Zip Code

_____ _____
Email address   Email address

Individual Subscriber Type of Ownership:

The Common Stock subscribed for are to be registered in the following form of ownership:

❑　Individual Ownership

❑　Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

❑　Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

Source of Funds

❑ Cash ❑ CD ❑ Liquidation ❑ Margin or Bank Loan ❑ Money Market ❑ Other

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____   _____
Name of Entity (Typed or Printed)   Telephone Number

_____   _____
Signature of Authorized Person   Entity's Tax Identification Number

, _____   _____
Name & Title (Typed or Printed) of Signatory   Contact Person (if different from Signatory)

_____   _____
Principal Executive Office Address   Mailing Address
                                           (If different from principal executive office)

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)

_____   _____
Email address   Email address

Entity Subscriber Type of Ownership:

The Common Stock subscribed for are to be registered in the following form of ownership (check one):

❑   Partnership

❑   Limited Liability Company

❑   Corporation

❑   Trust or Estate (Describe, and enclose evidence of authority :

❑   IRA Trust Account

❑   Other (Describe) :

9

ACCEPTANCE

This Subscription Agreement is accepted by Brookwood Estates LLC, on As to: investment securities units the principal amount in Preferred Units of Membership Interests set forth in Item 2.a.; or investment securities units accepted investment securities amount Preferred Units of Membership Interest.

BROOKWOOD ESTATES, LLC

By: . . . .
Name: Paul Bianchi
Its: President and CEO

Counterpart Signature Page to Operating Agreement of Brookwood Estates LLC

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the Operating Agreement of Brookwood Estates LLC, as the same may be amended from time to time, and hereby authorizes Optimus Storage Network, Inc.to attach this counterpart signature page to the Operating Agreement as executed by the other parties thereto.

_____
Signature

_____
Name (Typed or Printed)

_____
Signature of Second Individual, if applicable

_____
Name (Typed or Printed)

EXHIBIT C

Video Transcript

Video transcript:

Narrator (Paul Bianchi, CEO of Bianchi Tillett Developers): *"Welcome to a groundbreaking opportunity in real estate investment with Bianchi Tillett Developers."*

*[**6-15 seconds: Introduction & Brand Authority**] "As Northern California's premier custom home builders, we at Bianchi Tillett have redefined luxury living. I'm Paul Bianchi, CEO and founder. With over two decades of experience, we've become synonymous with quality, innovation, and trust."*

*[**16-25 seconds: Project Overview**] "Our latest venture, Brookwood Estates in Roseville CA, is a 17-home gated community designed for discerning investors like you, reflecting our commitment to excellence and sustainable growth."*

*[**26-35 seconds: Investment Appeal & Strategy**] "With a strategic plan of 4 distinct semi-custom home designs, we anticipate a development timeline of 18 to 24 months. Our aggressive marketing approach ensures returns even before the project completes."*

*[**36-45 seconds: Financial Incentives**] "Envision an ROI of up to 18% in two years, leveraging long-term capital gains tax benefits. Your investment secures you a share in Brookwood Estates, with a de-risked position backed by property deeds."*

*[**46-55 seconds: Market Confidence & Comparables**] "Confidence in our project is mirrored by the market, with similar quality homes in the area fetching upwards of $1.2M. As you can see we're not just building homes; we're building futures."*

*[**56-60 seconds: Outro with Logo Motion Graphics**] "We are Bianchi Tillett Developers - shaping Northern California's luxury living. Thank you for considering this unique opportunity with us."*

Background music fades out.